CLASS A DISTRIBUTION PLAN

CALVERT SAGE FUND

ADDENDUM TO SCHEDULE A

Calvert Equity Income Fund

Class A Distribution Plan expenses incurred by Calvert Equity Income Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund's daily net assets.

Effective Date: October 31, 2011